Meridian Gold Inc. 9670 Gateway Drive, Suite 200 Reno, Nevada 89521 Phone: (775) 850-3777 Fax: (775) 850-3733

MERIDIAN GOLD SIGNS AGREEMENT TO ACQUIRE THE LA PEPA PROJECT IN CHILE
(All dollar amounts in U.S. currency)

Reno, NV — September 24, 2004 - Meridian Gold is pleased to announce that it has signed an agreement to acquire the La Pepa project in Northern Chile, which consists of mining and exploration claims totaling 6,780 hectares.

The La Pepa property
The property is located 150 kilometers east of the city of Copiapo at an elevation of 4,200 meters. It lies within the Maricunga belt which hosts the Refugio, La Coipa, Marte, Lobo and Aldebaran ore deposits.

Past production at La Pepa took place in the late-1980’s and again in the 1990’s. During the earlier mining period, the project produced approximately 11,000 ounces of gold at 51.0 g/tonne gold, and during the most recent mining period, the project produced approximately 137,000 ounces of gold at 8.5 g/tonned gold. Previous owners of the property had calculated resources of about 2.5 million tonnes at about 7 g/tonne gold. Meridian has not confirmed or audited these resources. The northern area of the district has the most development and production, while in the south, the structures are better preserved at a higher elevation.

The deposit is hosted by lower tertiary dacite and andesite lavas, tuffs and breccias of the La Pepa Volcanic Complex, within an area of 3.5 kilometers in length and 2.5 kilometers in width. There are at least ten silicified and mineralized “ledges” of high sulfidation epithermal origin as well as a large lower grade disseminated stockwork zone. The ledges are near vertical and have strike lengths of between 400 to 1,100 meters, and known vertical extensions of 200 meters and widths of 0.5 to 4 meters with a maximum of 8 meters. Gold and silver mineralization is controlled by structural intersections, structural jogs, and fracturing. Bonanza grades (>100 g/t Au) are locally noted. The project has never been systematically explored.

The Transaction
Meridian can acquire a 100% interest in the property by making the following payments: $300,000 was paid upon signing on August 31, 2004, $200,000 on August 31, 2005, $14.5 million on August 31, 2007, and a 2.3% royalty. All payments subsequent to the signing are conditional upon Meridian’s election to proceed.

The Strategy
Darcy Marud, Meridian’s Vice President of Exploration, commented, “The La Pepa acquisition is consistent with Meridian’s strategy to expand its land positions in Chile and represents an excellent opportunity for the Company. Located in the highly prospective Maricunga district, this project has been under-explored in a systematic way and has excellent potential for the discovery of significant high-grade precious metals deposits. We will begin drilling the La Pepa project in the fourth quarter of 2004.”

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly or implicitly predicted by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, recent operating losses, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known mineable reserves, uncertainty as to calculations of reserves, mineral deposits and grades, requirement of additional financing, uninsured risks, risk of hedging strategies, competition, dependence on key management personnel, potential volatility of market price of the Company’s common shares, dilution and certain anti-takeover effects. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this forward-looking information and disclaims any legal liability to do so, except in accordance with applicable securities laws.

Meridian Gold Inc. is a different kind of gold company because we focus on profitability, and the quality of the ounces we produce, not the quantity of ounces produced. The quality of these ounces is measured by the value we deliver to all stakeholders in the process, including our shareholders, our employees and the communities and environment in which we live and operate. Meridian Gold Inc.’s approximately 99 million common shares are traded on the Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

For further information, please visit our website at www.meridiangold.com, or contact:

Deborah Liston	Tel: (800) 572-4519
Investor Relations	Fax: (775) 850-3733
Meridian Gold Inc.	E-mail: investorrelations@meridiangold.com

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